Exhibit 99.1

Volvo Receives Order For 187 BRT Buses to Colombia

STOCKHOLM, Sweden--(BUSINESS WIRE)--May 21, 2007--Volvo Buses has received an order for 187 buses to the first phase of the Bus Rapid Transit (BRT) system in Santiago de Cali, Colombia. The buses will be delivered in autumn 2007.

"The population density in our cities is rising at an increasingly faster pace, resulting in untenable situations with regard to congestion, environment and diminishing quality of life," says Hakan Karlsson, President of Volvo Buses. "Cities that succeed in changing their infrastructure and establishing effective transit systems will increase their attractiveness."

A growing number of cities in the world are choosing to build intelligent transit systems based on bus traffic, so-called BRT systems. The Transmilenio BRT system in Colombia's capital city, Bogota, is the world's largest and most efficient. It has substantially improved the traffic situation in the city, reduced the number of accidents and contributed to a considerably improved air quality.

Now when Santiago de Cali in southwestern Colombia, a city with 2.8 million inhabitants, starts its BRT system, Mio, there are many similarities with the system in Bogota. This mainly involves the large cross-city lines with separate bus lanes and raised stations for rapid loading and exiting. The main lines are complemented with feeder lines.

Flexibility is a strength

"Although there are many similarities with the system in Bogota, Mio is entirely designed for the conditions applicable in Santiago de Cali," says Miquel Arrata, responsible for BRT systems at Volvo Buses in Latin America. "This flexibility is one of the strengths of a BRT system."

Volvo Buses has received an order for 187 buses for the first phase of implementing the BRT system. This involves 57 18-meter articulated buses, Volvo B12MAs, and 130 12-meter buses, Volvo B7Rs. The order comes from the customers Grupo Integrado de Transporte Masivo S.A and Blanco y Negro Masivo S.A. The buses will be delivered from August through November 2007.

The bus chassis will be built in Bogota, Colombia from assembly kits packed in Volvo Buses' plants in Boras, Sweden and Curitiba, Brazil. The bodies will be built by Marcopolo, also located in Bogota.

The next phase of the build out of the BRT system in Santiago de Cali starts in 2008 and the operator will need about the same number of buses as this time.

"We are proud at Volvo Buses to be involved when another BRT system starts up in the world," says Hakan Karlsson. "We are convinced that an intelligent transport system based on bus traffic is the best way to deal with the growing traffic problems in cities and at the same time contributed to the necessary limiting of carbon dioxide emissions."

Volvo Buses is the world's leading manufacturer of buses for BRT systems. In addition to the two systems in Colombia, Volvo has delivered buses to BRT systems in Curitiba, Brazil, Mexico City and Leon, Mexico, Santiago, Chile, Goteborg, Sweden, Helsinki, Finland and other cities.

Volvo Bus Corporation is the world's second-largest manufacturer of large buses and coaches. The range comprises complete vehicles, chassis, bus bodies, transport system solutions for metropolitan traffic, leasing, financing and service contract maintenance. Volvo Bus Corporation is part of the Volvo Group, one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

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CONTACT: Volvo
Per-Martin Johansson, +46 31 322 52 00
Press Officer
per-martin.johansson@volvo.com